SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2018

Commission File Number: 1-12158

Sinopec Shanghai Petrochemical Company Limited

(Translation of registrant’s name into English)

No. 48 Jinyi Road, Jinshan District, Shanghai, 200540

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

EXHIBITS

Exhibit Number

99.1	Continuing Connected Transaction.

99.2	Connected Transaction.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Date: December 28, 2018	By:	/s/ Shi Wei
	Name:	Shi Wei
	Title:	President

Exhibit 99.1

(A joint stock limited company incorporated in the People’s Republic of China) (Stock Code: 00338)

Announcement

Continuing Connected Transaction

Reference is made to the announcement of Sinopec Shanghai Petrochemical Company Limited (the “Company”) dated 24 November 2016 in relation to the oil tanks lease agreement entered into between the Company and the Baishawan branch of Sinopec Petroleum Reserve Company Limited (“Baishawan Branch”) on 5 December 2016 (the “Previous Lease Agreement”). As the Previous Lease Agreement will expire on 31 December 2018, the Company and the Baishawan Branch will enter into the Lease Agreement which was considered and approved at the 14th meeting of the ninth session of the board of directors of the Company held on 28 December 2018. The Lease Agreement will be signed before 31 December 2018.

As the Baishawan Branch is a branch office of Sinopec Petroleum Reserve Company Limited (“Sinopec Reserve”) and is not a separate legal entity, the Lease Agreement shall be binding upon, and all rights and obligations thereunder shall be ultimately assumed by Sinopec Reserve. Sinopec Reserve is a wholly-owned subsidiary of China Petrochemical Corporation (“Sinopec Group”), the controlling shareholder of the Company as defined under the Hong Kong Listing Rules and the de facto controller of the Company as defined under the Shanghai Listing Rules. As a wholly-owned subsidiary of Sinopec Group, Sinopec Reserve is a related party of the Company under the Shanghai Listing Rules and a connected person of the Company under the Hong Kong Listing Rules. The Lease Agreement constitutes an ordinary related party transaction under the Shanghai Listing Rules and a continuing connected transaction under the Hong Kong Listing Rules.

In accordance with Rule 14A.76(2) of the Hong Kong Listing Rules, as one or more of the applicable percentage ratios (as defined in the Hong Kong Listing Rules) in respect of the Annual Caps for the Lease Agreement will exceed 0.1% but will be less than 5%, the transaction under the Lease Agreement is subject to the reporting and announcement requirements, but is exempted from the circular and independent Shareholders’ approval requirements under Chapter 14A of the Hong Kong Listing Rules.

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1.	INTRODUCTION

Reference is made to the announcement of the Company dated 24 November 2016 in relation to the Previous Lease Agreement. As the Previous Lease Agreement will expire on 31 December 2018, the Company will enter into the Lease Agreement with the Baishawan Branch before 31 December 2018 so as to ensure that the Company’s normal operation will not be affected.

Pursuant to the Lease Agreement, the Company will rent the Oil Tanks from the Baishawan Branch for the year ending on 31 December 2019 at an annual rent of RMB95.00 million (value-added tax inclusive).

2.	CONNECTED PERSON AND CONNECTED RELATIONSHIP

As the Baishawan Branch is a branch office of Sinopec Reserve and is not a separate legal entity, the Lease Agreement shall be binding upon, and all rights and obligations thereunder shall be ultimately assumed by Sinopec Reserve. Sinopec Reserve is a wholly-owned subsidiary of Sinopec Group, the controlling shareholder of the Company as defined under the Hong Kong Listing Rules and the de facto controller of the Company as defined under the Shanghai Listing Rules. As a wholly-owned subsidiary of Sinopec Group, Sinopec Reserve is a related party of the Company under the Shanghai Listing Rules and a connected person of the Company under the Hong Kong Listing Rules. The Lease Agreement constitutes an ordinary related party transaction under the Shanghai Listing Rules and a continuing connected transaction under the Hong Kong Listing Rules.

The general information of Sinopec Reserve and the Baishawan Branch is set out below:

Name of enterprise:	Sinopec Petroleum Reserve Company Limited

Type of enterprise:	Limited liability company

Place of incorporation:	No. 22 Chaoyangmen North Street, Chaoyang District, Beijing, PRC

Principal place of business:	No. 22 Chaoyangmen North Street, Chaoyang District, Beijing, PRC

Legal representative:	Ren Jiajun

Registered capital:	RMB38,683,326,000

Sinopec Reserve primarily engages in the wholesale distribution of refined oil: gasoline and kerosene, crude oil wholesaling (other than oil storage business in Beijing), the sales and storage of crude oil (other than storage business in Beijing), import and export business, investment and construction of petroleum storage facilities. The Baishawan Branch is a branch office of Sinopec Reserve. It operates in the name of Sinopec Reserve and mainly engages in import and export business, as well as investment and construction of petroleum storage facilities.

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3.	THE LEASE OF THE OIL TANKS

The key terms of the Lease Agreement are as follows:

Parties

The Company (as lessee) and the Baishawan Branch (as lessor)

Subject Matter and Term

The Lease Agreement is expected to be signed before 31 December 2018.

Under the Lease Agreement, the Baishawan Branch shall lease the Oil Tanks to the Company for a one-year term, which will commence on 1 January 2019 and expire on 31 December 2019.

Bearing of Maintenance Costs

The Baishawan Branch shall bear the costs incurred from the day-to-day repair and maintenance work in order to maintain the Oil Tanks in good conditions.

Rent

The annual rent payable by the Company to the Baishawan Branch shall be RMB95.00 million (value-added tax inclusive). The Company shall pay the rent quarterly on the 20th day of February, May, August and November in 2019 in cash.

Historical Transaction Amounts

The aggregate annual amounts paid to the Baishawan Branch for the three years ended 31 December 2016, 2017 and 2018 under the Previous Lease Agreement were RMB53.96 million, RMB53.96 million and RMB53.96 million, respectively (exclusive of value-added tax).

Annual Caps

The aggregate annual amounts payable to the Baishawan Branch for the year ending 31 December 2019 shall not exceed RMB95.00 million (value-added tax inclusive).

The annual rents payable under the Lease Agreement were determined with reference to the rents paid to the Baishawan Branch in recent three years for renting the Oil Tanks and taking into account the following two factors:

(1)

The repair and maintenance costs were borne by the Company in the past three years, while the repair and maintenance costs under the Lease Agreement shall be borne by the Baishawan Branch. Therefore, the annual aggregate rent shall be adjusted upwards accordingly;

(2)

China’s crude oil imports have grown rapidly in recent years due to increased capacity and upgrading of oil refineries nearby and more crude oil import quotas and licences granted to privately-owned refineries by the government. On the other hand, the renovation and upgrading of oil storage facilities could not catch up with this trend, leading to substantial increase in the costs for renting oil tanks due to tight supply in the market.

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While determining the Annul Caps, the Company and Sinopec Reserve took reference to the rents payable by the third parties to Sinopec Reserve for renting its oil tanks. After comparison, the Company took the view that the aggregate rents payable under the Lease Agreement for each 100,000 m3 oil tank would not be higher than those payable by the third parties to Sinopec Reserve.

4.	REASONS FOR AND BENEFITS OF ENTERING INTO THE LEASE AGREEMENT

The Company has reinforced its production and management in recent years in order to maximize returns. The conclusion of the Lease Agreement will enable it to simplify the process of temporary adjustment in crude oil deployment and transportation in accordance with its operational needs and ensure the stable operation of its facilities. At the same time, the Lease Agreement can increase the Company’s flexibility of crude oil deployment, and provide it greater room for optimizing crude oil feedstock.

5.	IMPLICATION UNDER THE HONG KONG LISTING RULES AND THE SHANGHAI LISTING RULES

The Lease Agreement concurrently constitutes an ordinary related party transaction under the Shanghai Listing Rules and a continuing connected transaction under the Hong Kong Listing Rules. In accordance with Rule 14A.76(2) of the Hong Kong Listing Rules, as one or more of the applicable percentage ratios (as defined in the Hong Kong Listing Rules) in respect of the Annual Caps for the Lease Agreement will exceed 0.1% but will be less than 5%, the transaction under the Lease Agreement is subject to the reporting and announcement requirements, but is exempted from the circular and independent Shareholders’ approval requirements under Chapter 14A of the Hong Kong Listing Rules.

6.	BOARD APPROVAL

At the 14th meeting of the ninth session of the Board on 28 December 2018, the Board approved the Lease Agreement. None of the Directors has a material interest (as defined in the Hong Kong Listing Rules) in the Lease Agreement. Under the Shanghai Listing Rules, Mr. Lei Dianwu and Mr. Mo Zhenglin were deemed interested in the Lease Agreement as they worked in the companies which were connected persons of the Company. Therefore, they abstained from voting at the Board meeting.

The Board (including the independent non-executive Directors) takes the view that the terms of the Lease Agreement and the Annual Caps for the year ending 31 December 2019 are fair, reasonable and on normal commercial terms. They are entered into in the usual and ordinary course of business and are in the interests of the Company and its Shareholders as a whole.

The independent non-executive Directors, namely Mr. Zhang Yimin, Mr. Liu Yunhong, Mr. Du Weifeng and Ms. Li Yuanqin gave the following independent opinions on the Lease Agreement:

(1)	The transaction complies with the relevant laws, regulations and regulatory documents within and outside the PRC and the relevant provisions of the articles of association of the Company;

(2)

At the time of voting on the relevant resolution, the Directors who were deemed interested under the Shanghai Listing Rules, namely Mr. Lei Dianwu and Mr. Mo Zhenglin, abstained from voting and the voting process complied with the relevant laws, regulations and regulatory documents within and outside the PRC and the relevant provisions of the articles of association of the Company;

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(3)

The transaction is entered into on normal commercial terms in the ordinary and usual course of business and the terms of the Lease Agreement (including the Annual Caps) are fair and reasonable to the Company. It will not damage the interests of the Company and its minority shareholders and the terms in it are in the interests of the Shareholders as a whole; and

(4)	The execution of the transaction under the Lease Agreement by the Company with the Baishawan Branch shall be approved.

In accordance with the Shanghai Listing Rules, the relevant information in relation to the Lease Agreement was submitted to the independent non-executive Directors for review and approval before approval by the Board. The independent non-executive Directors agreed to submit the relevant resolution to the Board for consideration.

7.	GENERAL INFORMATION

Located at Jinshanwei in the southwest of Shanghai, the Company is a highly integrated petrochemical enterprise which mainly processes crude oil into a broad range of synthetic fibres, resins and plastics, intermediate petrochemical products and petroleum products.

8.	DEFINITIONS

In this announcement, unless the context otherwise requires the following expressions have the following meanings:

“Annual Cap(s)”	The maximum aggregate annual value(s)

“Baishawan Branch”	The Baishawan branch of Sinopec Reserve, a branch office of Sinopec Reserve established under the PRC laws

“Board”	The board of directors of the Company

“China Petrochemical Corporation”	China Petrochemical Corporation, a wholly state-owned enterprise incorporated in the PRC

The “Company” of “Company”	Sinopec Shanghai Petrochemical Company Limited, a company incorporated in the PRC and listed on the Main Board of the Hong Kong Stock Exchange (stock code: 00338) as well as in Shanghai (stock code: 600688) and New York (stock code: SHI)

“Director(s)”	The director(s) of the Company, including independent non-executive directors

“Hong Kong”	Hong Kong Special Administrative Region of the PRC

“Hong Kong Listing Rules”	The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

“Hong Kong Stock Exchange”	The Stock Exchange of Hong Kong Limited

“Oil Tanks”	Eight oil tanks with a total volume of 950,000 cubic meters and related ancillary facilities, houses and buildings located in Baishawan, Dushangang Town, Pinhu District, Zhejiang Province, PRC, which are held by the Baishawan Branch

“Lease Agreement”	The lease agreement to be entered into between the Company and the Baishawan Branch for the lease of the Oil Tanks by the Baishawan Branch to the Company

“PRC” or “China”	The People’s Republic of China and, for the purpose of this announcement, excluding the Hong Kong and Macao Special Administrative Regions as well as Taiwan

“Previous Lease Agreement”	The oil tanks lease agreement entered into between the Company and the Baishawan branch on 5 December 2016

“RMB”	Renminbi, the lawful currency of the PRC

“Shanghai Listing Rules”	The listing rules of the Shanghai Stock Exchange

“Shareholder(s)”	The shareholder(s) of the Company

“Sinopec Reserve”	Sinopec Petroleum Reserve Company Limited

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By Order of the Board

Sinopec Shanghai Petrochemical Company Limited

Guo Xiaojun

Joint Company Secretary

Shanghai, the PRC, 28 December 2018

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Exhibit 99.2

(A joint stock limited company incorporated in the People’s Republic of China) (Stock Code: 00338)

Announcement

Connected Transaction

The 14th meeting of the ninth session of the board of directors of Sinopec Shanghai Petrochemical Company Limited (the “Company”) was held on 28 December 2018, in which the technical services agreement for the Company’s smart factory program (the “Technical Services Agreement”) to be entered into between the Company and Petro-CyberWorks Information Technology Co., Ltd. (“CyberWorks Company”) was considered and approved. The Technical Services Agreement will be signed before 31 December 2018.

CyberWorks Company is a non-wholly owned subsidiary of China Petroleum & Chemical Corporation (“Sinopec Corp.”), the controlling shareholder of the Company. As a non-wholly owned subsidiary of Sinopec Corp., CyberWorks Company is a related party of the Company under the Shanghai Listing Rules and a connected person of the Company under the Hong Kong Listing Rules. Accordingly, the entering into of the Technical Services Agreement constitutes a related party transaction under the Shanghai Listing Rules as well as a connected transaction under the Hong Kong Listing Rules.

In addition, the Company has also entered into various agreements (the “Existing Agreements”) with CyberWorks Company in relation to the provision of technical services from 28 December 2017 up to the date of this announcement. In accordance with Rule 14A.76(1) of the Hong Kong Listing Rules, as all applicable percentage ratios (as defined in the Hong Kong Listing Rules) in respect of the transactions under the Existing Agreements, on an aggregate basis, are less than 0.1%, the transactions under the Existing Agreements constitute de minimis transactions and are fully exempted from reporting, announcement, circular and independent Shareholders’ approval requirements under Chapter 14A of the Hong Kong Listing Rules.

As the Existing Agreements and the Technical Services Agreement are entered into with the same connected person and are of a similar nature, the Existing Agreements and the Technical Services Agreement shall be aggregated under Rule 14A.81 of the Hong Kong Listing Rules. In accordance with Rule 10.2.5 of the Shanghai Listing Rules, the transaction contemplated under the Technical Services Agreement is not required to be submitted to the Shareholders for their approval at the general meeting of the Company. In accordance with Rule 14A.76(2) of the Hong Kong Listing Rules, as the highest applicable percentage ratio (as defined in the Hong Kong Listing Rules) in respect of the transactions under the Existing Agreements and Technical Services Agreement (on an aggregate basis) exceeds 0.1% but is less than 5%, the transaction under the Technical Services Agreement is subject to the reporting and announcement requirements, but is exempted from the circular and independent Shareholders’ approval requirements under Chapter 14A of the Hong Kong Listing Rules.

The board of directors of the Company (the “Board”) and all of its directors guarantee that this announcement does not contain any false information, misleading statement or material omission, and severally and jointly accept responsibility for the authenticity, accuracy and completeness of the contents of this announcement.

1.	INTRODUCTION

Pursuant to the Technical Services Agreement, the Company shall engage CyberWorks Company to provide design, development, operation and maintenance services to its smart factory program. The total contract value of the Technical Services Agreement is RMB30,580,000 (tax inclusive). In addition, the Company has also entered into the Existing Agreements with CyberWorks Company from 28 December 2017 up to the date of this announcement, including the technical services agreement for Shanghai Petrochemical’s smart material management system, the technical services agreement for upgrading Shanghai Petrochemical’s TBM system, the technical services agreement for Sinopec Engineering’s energy management system demonstration project (Phase II) and the technical services agreement for Shanghai Petrochemical’s demonstration project for 3D simulation training system in large tonnage machinery. The total aggregated contract value of the Existing Agreements was RMB18,204,280. The total aggregated contract value of the Existing Agreements and the Technical Services Agreement will be RMB48,784,280.

2.	CONNECTED PERSON AND CONNECTED RELATIONSHIP

Cyberworks Company is a non-wholly owned subsidiary of Sinopec Corp., the controlling shareholder of the Company. Therefore, it is a related party of the Company under the Shanghai Listing Rules and a connected person of the Company under the Hong Kong Listing Rules. Accordingly, the entering into of the Technical Services Agreement constitutes a related party transaction under the Shanghai Listing Rules as well as a connected transaction under the Hong Kong Listing Rules.

The general information of CyberWorks Company is set out below:

Name of enterprise:	Petro-CyberWorks Information Technology Co., Ltd.

Type of enterprise:	Limited liability company (a Sino-foreign joint venture)

Place of incorporation:	Room 408, Yinhai Building North, No. A10 Zhongguancun South Main Street, Haidian District, Beijing

Principal place of business:	Room 408, Yinhai Building North, No. A10 Zhongguancun South Main Street, Haidian District, Beijing

Legal representative:	Li Defang

Registered capital:	RMB300 million

CyberWorks Company is mainly engaged in the following businesses: design and development of enterprise resources planning technology, logistics management technology, supply chain management technology, customer relations management technology, production process management and enhancement technology; design, production and maintenance of IT products; design and implementation of computer network and system integration; marketing of self-produced products; provision of technical, consulting, technology transfer and training services for self-produced products; provision of information services for E-commerce; wholesaling, commission agency and services for computer related products; implementation of light current system and intelligent construction and installation engineering; wholesaling of computer peripherals, electrical equipment and communication equipment; data processing; corporate management consulting; energy-saving services; IT outsourcing services; conference services; import and export of goods and technology, as well as import and export agency services.

3.	THE TECHNICAL SERVICES AGREEMENT FOR SMART FACTORY PROJECT

The key terms of the Technical Services Agreement are as follows:

Date of signature

Before 31 December 2018

Parties

The Company (as the principal) and CyberWorks Company (as the agent)

Term

The term of the Technical Services Agreement shall commence on the date when the parties to the Technical Services Agreement sign it and is expected to expire on 28 February 2020 or such date after the project delivery passes the acceptance procedures.

Responsibilities of the agent

CyberWorks Company has extensive experience in the development and implementation of smart factory programs. It grasps an insight into the development of smart factory programs and commands the related technical knowhow. CyberWorks Company shall undertake the design, development, operation and maintenance of the Company’s smart factory program.

Contract value and terms of payment

The total contract value of the Technical Services Agreement is RMB30,580,000 (tax inclusive). Of which, the technical services fee is RMB26,067,600 (tax inclusive), and software fee is RMB4,512,400 (tax inclusive).

Upon receiving valid value-added tax invoices issued by CyberWorks Company and prepared in accordance with the PRC regulations, the Company shall pay CyberWorks Company the respective amount by the following payment methods:

Technical services fee:

(1)	the Company shall pay 30% of technical services fee to CyberWorks Company within one month after the Technical Services Agreement is signed;

(2)	the Company shall pay 10% of technical services fee to CyberWorks Company within one month after the detailed design is completed and receives its approval;

(3)	the Company shall pay 30% of technical services fee to CyberWorks Company within one month after it confirms that all subsystems are put into operation;

(4)	the Company shall pay 20% of technical services fee to CyberWorks Company within one month after its acceptance of the smart factory program;

(5)

the Company shall pay 10% of technical services fee to CyberWorks Company within one month after its confirms at the expiry of the warranty period that the services delivered by the latter are free of defect.

Software fee:

(1)	the Company shall pay 87.5% of software fee to CyberWorks Company within one month after its acceptance of the software;

(2)	the Company shall pay 12.5% of software fee to CyberWorks Company within one month after the software commences operation.

Pricing

The technical services fee and software fee are determined and agreed upon according to the work scope of the tasks to be undertaken and the costs and expenses expected to be incurred after arm’s length negotiations.

Ownership and sharing of technological achievements

According to the Technical Services Agreement, the Company shall have the rights of patents application, while the confidential information relating to the technology involved shall be jointly owned by the Company and CyberWorks Company.

Liabilities for breach of contract

CyberWorks Company shall complete the implementation and maintenance work in adherence to the development schedule set forth in the Technical Services Agreement. In case of delay in delivery of the work for reasons other than the necessary changes in technical requirements, technical specifications or the extension of completion time due to the changes in government policy, law, regulations, administration for market regulation, and/or mandatory technical standards, CyberWorks Company shall pay the Company the indemnity for each day of delay in an amount equivalent to 0.1% of total contract value, with a cap of 5% of total contract value.

The Company shall pay CyberWorks Company the technical services fee in accordance with the Technical Services Agreement. Other than the reasons of force majeure, the Company shall pay CyberWorks Company the belated payment for each day of late payment in an amount equivalent to 0.1% of total contract value, with a cap of 5% of the total contract value.

If CyberWorks Company cannot deliver the services specified in the appendix of the Technical Services Agreement due to its faults or non-performance of the Technical Services Agreement, the maximum liability of CyberWorks Company shall be the compensation to the Company for its actual loss suffered, with a cap on total consulting service fee under the Technical Services Agreement. CyberWorks Company should fulfill its confidentiality obligation and legally use licensed software while developing products and delivering services. The liability cap on total consulting service fee shall not be applicable for all legal liabilities incurred, the loss suffered by the Company and the infringement damage compensation borne by the Company due to CyberWorks Company’s infringement of intellectual property rights (including but not limited to illegal use of subcontractors’ patent rights, copyrights and trade secrets).

Force majeure

If any party fails to perform its obligations under the Technical Services Agreement owing to force majeure reasons (earthquakes, typhoons, floods, fires, wars or other unexpected reasons), it should give another party written reasons on a timely basis of non-performance of or failure to fully comply with the terms of the Technical Services Agreement. Besides, it should give another party the proofs provided by local government within four days. In case of the occurrence of force majeure conditions, another party should approve a moratorium, partial performance or non-performance of the terms of the Technical Services Agreement by it and exempt its related obligations.

4.	REASONS FOR AND BENEFITS OF ENTERING INTO THE TECHNICAL SERVICES AGREEMENT

In order to realize lean management, reduce costs and increase returns, the Company decided to implement smart factory program after taking into account its overall development plan and major works in three years, and carrying out demand studies and technology exchanges.

The smart factory program includes three parts: ProMace infrastructure platform, integrated optimization and smart command system.

The development of ProMace infrastructure platform will enable data life cycle management and enhance the overall enterprise resources management.

Through integrated optimization, the Company can further integrate the operation of its supply chain and increase the adaptation and flexibility of supply chain, thereby enabling it to adjust production with greater flexibility, capture potential opportunities and improve its efficiency.

Through the development of command system, the Company can realize comprehensive perception and real-time monitoring, low-level discovery for prediction and precaution, anomaly detection and proactive response, as well as smart management by precise execution of scientific decision-making. The efficiency of command process and decision standards can thus be further enhanced.

5.	IMPLICATION UNDER THE HONG KONG LISTING RULES AND THE SHANGHAI LISTING RULES

The Company has also entered into the Existing Agreements with CyberWorks Company from 28 December 2017 up to the date of this announcement. In accordance with Rule 14A.76(1) of the Hong Kong Listing Rules, as all applicable percentage ratios (as defined in the Hong Kong Listing Rules) in respect of the transactions under the Existing Agreements, on an aggregate basis, are less than 0.1%, the transactions under the Existing Agreements constitute de minimis transactions and are fully exempted from reporting, announcement, circular, independent Shareholders’ approval requirements under Chapter 14A of the Hong Kong Listing Rules.

As the Existing Agreements and the Technical Services Agreement are entered into with the same connected person, and are of a similar nature, the Existing Agreements and the Technical Services Agreement shall be aggregated under Rule 14A.81 of the Hong Kong Listing Rules. In accordance with Rule 10.2.5 of the Shanghai Listing Rules, the transaction contemplated under the Technical Services Agreement is not required to be submitted to the Shareholders for their approval at the general meeting of the Company. In accordance with Rule 14A.76(2) of the Hong Kong Listing Rules, as the highest applicable percentage ratio (as defined in the Hong Kong Listing Rules) in respect of the transactions under the Existing Agreements and Technical Services Agreement (on an aggregate basis) exceeds 0.1% but is less than 5%, the transaction under the Technical Services Agreement is subject to the reporting and announcement requirements, but is exempted from the circular and independent Shareholders’ approval requirements under Chapter 14A of the Hong Kong Listing Rules.

6.	BOARD APPROVAL

At the 14th meeting of the ninth session of the Board held on 28 December 2018, the Board approved the Technical Services Agreement. None of the Directors has a material interest (as defined in the Hong Kong Listing Rules) in the Technical Services Agreement. Under the Shanghai Listing Rules, Mr. Lei Dianwu and Mr. Mo Zhenglin are deemed interested in the Technical Services Agreement as they work in the companies which are related parties of the Company. Therefore, they abstained from voting at the Board meeting.

The Board (including the independent non-executive Directors) takes the view that the terms of the Technical Services Agreement are fair, reasonable and on normal commercial terms. It was entered into in the usual and ordinary course of business and that the Technical Services Agreement is in the interests of the Company and its Shareholders as a whole.

The independent non-executive Directors, namely Mr. Zhang Yimin, Mr. Liu Yunhong, Mr. Du Weifeng and Ms. Li Yuanqin gave the following independent opinions on the Technical Services Agreement:

(1)	The transaction complies with the relevant laws, regulations and regulatory documents within and outside the PRC and the relevant provisions of the articles of association of the Company;

(2)

At the time of voting on the relevant resolution, the Directors who were deemed interested under the Shanghai Listing Rules, namely Mr. Lei Dianwu and Mr. Mo Zhenglin, abstained from voting and the voting process complied with the relevant laws, regulations and regulatory documents within and outside the PRC and the relevant provisions of the articles of association of the Company;

(3)

The transaction was entered into on normal commercial terms in the ordinary and usual course of business and the terms of the Technical Services Agreement are fair and reasonable to the Company. It shall not damage the interests of the Company and its minority shareholders and the terms are also in the interests of the Shareholders as a whole; and

(4)	The entering into of the Technical Services Agreement by the Company with CyberWorks Company shall be approved.

In accordance with the Shanghai Listing Rules, the relevant information in relation to the Technical Services Agreement was submitted to the independent non-executive Directors for review and approval before approval by the Board. The independent non-executive Directors had agreed to submit the relevant resolution to the Board for consideration.

7.	GENERAL INFORMATION

Located at Jinshanwei in the southwest of Shanghai, the Company is a highly integrated petrochemical enterprise which mainly processes crude oil into a broad range of synthetic fibers, resins and plastics, intermediate petrochemical products and petroleum products.

8.	DEFINITIONS

In this announcement, unless the context otherwise requires, the following expressions have the following meanings:

“Board”	the board of directors of the Company

“Company”	Sinopec Shanghai Petrochemical Company Limited, a company incorporated in the PRC and listed on the Main Board of the Hong Kong Stock Exchange (stock code: 00338), as well as in Shanghai (stock code: 600688) and New York (stock code: SHI)

“CyberWorks Company”	Petro-CyberWorks Information Technology Co., Ltd.

“Director(s)”	the director(s) of the Company, including its independent non-executive directors

“Existing Agreements”	the agreements entered into between the Company and CyberWorks Company in relation to the provision of technical services from 28 December 2017 up to the date of this announcement

“Hong Kong”	Hong Kong Special Administrative Region of the PRC

“Hong Kong Listing Rules”	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

“Hong Kong Stock Exchange”	The Stock Exchange of Hong Kong Limited

“PRC” or “China”	the People’s Republic of China and, for the purpose of this announcement, excluding the Hong Kong and Macao Special Administrative Regions as well as Taiwan

“RMB”	Renminbi, the lawful currency of the PRC

“Sinopec Corp.”	China Petroleum & Chemical Corporation, a joint-stock company incorporated in the PRC

“Shanghai Listing Rules”	the listing rules of the Shanghai Stock Exchange

“Shareholder(s)”	the shareholder(s) of the Company

By Order of the Board

Sinopec Shanghai Petrochemical Company Limited

Guo Xiaojun

Joint Company Secretary

Shanghai, the PRC, 28 December 2018

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